

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Steve Kafka
Chief Executive Officer
DA32 Life Science Tech Acquisition Corp.
345 Park Avenue South, 12th Floor
New York, NY 10010

> **Re: DA32 Life Science Tech Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2021**
> **File No. 333-257679**

Dear Mr. Kafka:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter

Registration Statement on Form S-1 filed July 2, 2021

Summary
Founder Shares, page 15

1. We note your response to prior comment 1 and your disclosure on page 17 that "in addition to our initial stockholders' founder shares and private placement shares, we would need 7,175,001, or 35.88%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all issued and outstanding shares are voted, the private placement shares to be issued to our sponsor are voted in favor of the transaction and the over-allotment option is not exercised)." We further note your disclosure on page 25 that if you seek stockholder approval, you will complete your initial business combination

"only if a majority of the issued and outstanding shares of common stock voted are voted in favor of the initial business combination..." and define a quorum for such meeting as consisting "of the holders present in person or by proxy of shares of outstanding capital stock of the Company representing a majority of the voting power of all issued and outstanding shares of capital stock of the Company entitled to vote at such meeting." Given that a business combination requires the approval of a majority of the outstanding shares of common stock voted present and entitled to vote at the meeting, disclose the number of public shares that would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or 202-551-3352, Senior Advisor, at 202-551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein